SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

AREL COMMUNICATIONS AND SOFTWARE LTD.

(Translation of Registrant’s name into English)

22 Einstein St., Science Park, Building #22, P.O. Box 4042,
Kiryat Weizman, Nes Ziona 74140 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arel Communications and Software Ltd. BY: /S/ Daniel Yelin —————————————— Daniel Yelin Chief Financial Officer

Dated: March 10, 2005

Contacts:
Media Relations:	Investor Relations:
Courtney Chauvin/Sandra Fathi	Jody Burfening/Carolyn Capaccio
Affect Strategies, Inc.	Lippert/Heilshorn & Associates
212-398-9680 x 142	212-838-3777
courtney@affectstrategies.com	ccapaccio@lhai.com

Arel Communications and Software Ltd.
Reports Fourth Quarter 2004 Results

ATLANTA – March 10, 2005 – Arel Communications and Software Ltd. (NASDAQ: ARLC), technology leader in universal voice, video and data web communication for interactive conferencing/collaboration and training applications, reported results for the fourth quarter ended December 31, 2004.

Revenue for the fourth quarter was $555,000 versus $1.0 million in the third quarter of 2004 and $3.1 million in the fourth quarter of 2003. Net loss for the quarter was $(2.1) million, or $(0.16) per share versus $(1.5) million, or $(0.11) per share in the third quarter of 2004 and a net income of $303,000, or $0.02 per share, in the fourth quarter of 2003.

Philippe Szwarc, chief executive officer of Arel, stated, “Arel’s fourth quarter financial results reflect the still-nascent stage of the rich-media conferencing and collaboration market’s development as this technology, by its disruptive nature, takes time to gain acceptance. While not reflected in our financial results, Arel built a lengthening string of opportunities over the course of the past year as we gradually but steadily began penetration of this new market. During Q4, we increased the number of pilots that will be launched in Q1 to 5, with all of the pilots in place during Q3 either still progressing or converting into sales. Also, we are in the process of being approved for 6 new revenue-generating implementations with new customers that are slated for first-half 2005 deployment, all of which we competed for and won through our superior performance and functionality.

Mr. Szwarc concluded, “In 2005, our priorities remain to win prospective customers over to the benefits of rich media collaboration through our worldwide direct sales capability, our ability to access key high-level contacts, our existing strategic partnerships and the development of new partner relationships with other vendors and service providers, and our offering of both enterprise and managed service options. We will also maintain as lean a cost base as possible, while selectively investing in our sales and marketing organization, while a stronger, more consistent revenue stream develops. We see an increasing number of early adopters in industries with heavy technological design and distance collaboration needs embracing rich-media collaboration tools, and are enjoying their identification of Arel as the premier provider. Over time, as these early adopters prove the benefits of increasing workstyle collaboration and the exceptional ROI that Arel’s SpotlightTM generates, we would expect a broader group of more mainstream buyers to convert. For now, as this market develops, Arel’s superior, unique solution, its new capital liquidity, and its early traction as a market leader present competitive advantages that position the company well to capture its significant opportunities in this emerging market.”

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Revenue for the full year 2004 was $4.4 million versus $10.1 million for the full year 2003. Net loss for the full year 2004 was $(5.6) million, or $(0.43) per share, versus net income of $473,000 or $0.04 per share, for 2003.

Conference Call
Arel's management will host a conference call at 10:00 a.m. ET today to discuss earnings and corporate activity. Please call the following dial-in numbers to participate:
United States (888) 527-1593
International Participants (706) 679-7685
Conference ID: 4529653

The public is invited to listen to the live webcast of the conference call. For details, visit Arel’s website at www.arelcom.com. An archive of the on-line broadcast will be available on the website

$10 Million Revolving Credit Line
Separately, Arel also announced today that it has entered into a three-year $10 million revolving secured credit line agreement with Cetus Corp., an Ohio Corporation controlled by Mr. Clayton L. Mathile, Arel’s principal shareholder.

About Arel Communications and Software:
Arel Communications and Software, a technology leader in interactive web communications, develops, markets and sells a universal conferencing software solution for enterprise-wide deployment of integrated voice, video and data web conferencing/collaboration and training applications. Designed around Arel’s Integrated Conferencing Platform(TM)(ICP) core software, the Arel Spotlight(TM) application suite facilitates collaboration for key business processes such as corporate and marketing communications, distance learning, product development, customer relationship management, and supply chain management by allowing dispersed enterprise users to collaborate in real time with synchronized voice, video and data. Arel’s scaleable, secure, and network-friendly universal conferencing solution is becoming the choice solution for large enterprises moving from ‘off-network’ pay per usage services to ‘on-network’ solutions for greater control, cost-savings and integration with internal systems. www.arelcom.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe”, “hopeful” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to the Company’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for the Company’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with the Company’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.

(tables to follow)

All trademarks recognized.

AREL COMMUNICATIONS AND SOFTWARE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31
	2004	2003
	U.S. dollars in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	3,123	3,897
Short-term investments	704	4,106
Accounts receivable:
Trade	1,681	3,098
Other	484	614
Investment in ArelNet Ltd.	1,070	630
Inventories	791	534

T o t a l current assets	7,853	12,879

SEVERANCE PAY FUNDS	601	483

PROPERTY AND EQUIPMENT, NET	352	421

OTHER ASSETS	86	683

T o t a l assets	8,892	14,466

Liabilities and shareholders' equity

CURRENT LIABILITIES:
Current maturities of long-term loan	-	52
Accounts payable and accruals:
Trade	332	489
Deferred revenues	104	294
Employees related obligations	709	606
Other	1,894	3,134

T o t a l current liabilities	3,039	4,575

LONG-TERM LIABILITIES:
Income tax payable	1,068	-
Accrued severance pay liability	840	874

T o t a l long-term liabilities	1,908	874

T o t a l liabilities	4,947	5,449

SHAREHOLDERS' EQUITY :
Ordinary shares of NIS 0.001 par value
(authorized: December 31, 2004 and December 31, 2003 -
30,000,000; issued and outstanding: December 31, 2004 -
13,241,916 shares and December 31, 2003 - 13,055,739 shares)	4	4
Additional paid-in capital	54,271	54,155
Accumulated other comprehensive income	945	505
Accumulated deficit	(51,275)	(45,647)

T o t a l shareholders' equity	3,945	9,017

T o t a l liabilities and shareholders' equity	8,892	14,466

AREL COMMUNICATIONS AND SOFTWARE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended December 31		Year ended December 31
	2004	2003	2004	2003
	U.S. dollars in thousands (except per share data)

Revenues from sales and services	555	3,055	4,386	10,118
Cost of sales and services	380	1,082	2,239	3,701

Gross profit	175	1,973	2,147	6,417
Research and development expenses - net	430	425	1,888	1,591
Selling, general and administrative Expenses	1,829	1,237	6,213	4,195
Income from settlement with W2COM	-	-	411	-

Operating income (loss)	(2,084)	311	(5,543)	631
Financial income (expenses) - net	(50)	(8)	(85)	(158)

Income (loss) for the period	(2,134)	303	(5,628)	473

Basic and diluted income (loss) per share	$(0.16)	$0.02	$(0.43)	$0.04

Weighted average number of shares used in computation
of earning (loss) per share (in thousands):
Basic	13,241	13,056	13,170	13,056

Diluted	13,241	13,783	13,170	13,383

AREL COMMUNICATIONS AND SOFTWARE LTD.
 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2004	2003
	U.S. dollars in thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the year	(5,628)	473
Adjustments required to reconcile income (loss) to net cash used in operating activities:
Depreciation and amortization of property and equipment	224	318
Capital loss on sale of property and equipment	59	-
Employee stock-based compensation	-	20
Trading marketable securities, net	34	2
Allowance for doubtful accounts	363	(24)
Accrued employee rights upon retirement - net	(152)	20
Other, net	(8)	(17)
Changes in operating asset and liability items:
Decrease (increase) in trade receivables (before allowance for doubtful accounts)	1,054	(619)
Decrease (increase) in other accounts receivable	215	(180)
Decrease (increase) in inventories	(257)	634
Decrease in trade payables	(157)	(312)
Decrease in deferred revenues	(190)	(1,871)
Increase (decrease) in employees related obligations	103	(140)
Decrease in other accounts payable and accruals	(172)	(129)

Net cash used in operating activities	(4,512)	(1,825)

CASH FLOWS FROM INVESTING ACTIVITIES:
Short-term bank deposits, net	3,868	(3,969)
Long-term bank deposit	-	(500)
Purchase of property and equipment	(214)	(78)
Proceeds from disposal of property and equipment	-	29
Collection of long-term loan to an employee	9	9
Amounts carried to other assets	7	(100)

Net cash provided by (used in) investing activities	3,670	(4,609)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of share capital	78	-
Exercise of options	38	-
Repayment of long-term loan	(48)	(12)
Short-term bank credit - net	-	(11)

Net cash provided by (used in) financing activities	68	(23)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(774)	(6,457)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,897	10,354

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	3,123	3,897

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION - CASH PAID
DURING THE YEAR FOR:
Interest	2	-

Income taxes	220	30